MID PENN BANCORP, INC.
2407 Park Drive
Harrisburg, Pennsylvania 17110

December 11, 2023

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporate Finance
Office of Finance
100 F Street, N.E.
Washington, D.C. 20549
Attn: William Schroeder and
Amit Pande

Re: Mid Penn Bancorp, Inc.
Form 10-K for Fiscal Year Ended December 31, 2022
Filed March 16, 2023
File No. 001-13677

Ladies and Gentlemen:

This letter is submitted on behalf of Mid Penn Bancorp, Inc. (“Mid Penn”) in response to the letter dated December 7, 2023, from the staff of the Office of Finance of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) relating to Mid Penn’s Annual Report on Form 10-K for the year ended December 31, 2022.

For your convenience, the text of the Staff’s comment is set forth in bold below followed by Mid Penn’s response.

Form 10-K filed March 16, 2023

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations
Loans, page 40

1.We note the tabular disclosure on page 40 detailing the composition of your gross loan portfolio, which includes commercial real estate (“CRE”). Given the significance of CRE in your total loan portfolio, please revise your disclosures, in future filings, to further disaggregate the composition of your CRE loan portfolio by separately presenting owner and non-owner occupied, by borrower type (e.g., by office, hotel, multifamily, etc.), geographic concentrations and other characteristics (e.g., current weighted average and/or range of loan-to-value ratios, occupancy rates, etc.) material to an investor’s understanding of your CRE loan portfolio. In addition, revise to describe the specific details of any risk management policies, procedures or other actions undertaken by management in response to the current environment.

In our future filings, we will disaggregate the composition of our CRE loan portfolio by separately presenting owner and non-owner occupied, by borrower type, geographic concentrations and other characteristics that management believes is material to an investor’s understanding of our CRE loan portfolio. We will also describe the specific details of any risk management policies, procedures or other actions undertaken by management in response to the current economic environment.

On behalf of Mid Penn, I hereby acknowledge that Mid Penn is responsible for the adequacy and accuracy of the disclosure in our filings, notwithstanding any review, comments, action or absence of action by the Staff.

Very truly yours,

MID PENN BANCORP, INC.

By: /s/ Allison S. Johnson
Allison S. Johnson
Sr. EVP & CFO